Filed Pursuant to Rule 253(g)(2)
File No. 024-11317

1st stREIT OFFICE INC.

SUPPLEMENT NO. 1 DATED DECEMBER 12, 2022
TO THE OFFERING CIRCULAR DATED OCTOBER 19, 2022

This document (“Supplement”) supplements, and should be read in conjunction with, the offering circular of 1st stREIT Office Inc. (the “Company”), dated October 19, 2022, filed by the Company with the Securities and Exchange Commission (the “SEC”) as part of its offering statement that was qualified by the SEC on October 19, 2022 (the “Offering Circular”). Capitalized terms not defined in this Supplement are as defined in the Offering Circular.

The purpose of this supplement is to disclose:

•	December 2022 distribution
•	Establishment of purchase price as of December 14, 2022
•	Net asset value (“NAV”) as of September 30, 2022
•	Operating Partnership Distribution Deferral
•	Risk Factor Regrading Distribution Deferral
•	New Transfer Agent

Declaration of Dividend

On December 12, 2022, the board of directors of the Company declared a regular quarterly cash dividend of $0.13 per share of common stock of the Company (“Common Stock”) for the period from October 1, 2022 to December 31, 2022. The dividend will be payable on January 10, 2023 to stockholders of record as of the close of business on December 27, 2022. The Company, as general partner of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”), concurrently declared the same distribution per common unit of the Operating Partnership.

The quarterly cash dividend equates to 5.20% on an annualized basis calculated at the current rate, assuming a $10.00 per share of Common Stock purchase price (5.63% annualized dividend on the new $9.23 purchase price described below).

Establishment of Purchase Price

Effective December 14, 2022, the purchase price per share of Common Stock will be $9.23 per share based on the NAV per share of the Company as of September 30, 2022 as calculated by the Company’s manager, SW Manager, LLC (the “Manager”). This price per share will be effective until the next announcement of the price per share by the Company, which is expected to happen on or within a commercially reasonable time after March 31, 2023, unless updated by the Company prior to that time. Redemptions of shares of Common Stock will be made pursuant to the Company’s redemption plan based on the then-current NAV per share.

Net Asset Value as of September 30, 2022

The Manager calculates the Company’s NAV on a quarterly basis as of the end of each prior fiscal quarter on a fully diluted basis. As of September 30, 2022, NAV per share of Common Stock was $9.23 This NAV is effective until updated by the Company on March 31, 2023 (or as soon as commercially reasonable thereafter), unless updated by the Company prior to that time.

Components of NAV

The following sets forth the calculation of NAV as of September 30, 2022:

September 30, 2022 (1)
Assets
Real estate:
Land	$7,230,647
Buildings and improvements	71,569,353
Total real estate, net, at fair value	78,800,000

Cash	3,737,533
Restricted cash	1,469,611
Rents and other receivables, net	50,190
Other assets, net	162,868
Due from affiliate	9,974
Total assets	$84,230,176

Liabilities and stockholders’ equity
Liabilities:
Secured notes payable, net	$40,258,999
Accounts payable, accrued and other liabilities	1,985,352
Unearned tenant rents	516,770
Security and investor deposits	441,617
Due to affiliate	191,348
Total liabilities	43,394,086

Stockholders’ equity:
Common stock; 900,000,000 shares authorized; 1,830,543 shares issued and outstanding at September 30, 2022	18,305
Additional paid-in capital	18,146,702
Cumulative distributions and net gain	(1,272,981)
Noncontrolling interests	23,944,064
Total stockholders' equity	40,836,090
Total liabilities and stockholders' equity	$84,230,176
Net asset value per share on 1,830,543 shares issued and outstanding at September 30, 2022(2)	$9.23

(1)	Unaudited consolidated balance sheet data as of September 30, 2022.

(2)	The total amount of shares of Common Stock issued and outstanding used in the computation of NAV per share is the amount of shares outstanding as of September 30, 2022. NAV per share computation excludes noncontrolling interests.

NAV per share was calculated by the Manager on a fully dilutive basis using a process that reflects several components, including (1) estimated values of the Company’s commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, discount rates, net operating income, and (b) in certain instances, individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic dividends and (4) estimated accruals of the Company’s operating revenues and expenses.

As described in the section titled “Valuation Policies” of the Offering Circular, the Company’s goal is to provide a reasonable estimate of NAV per share of Common Stock on a quarterly basis. However, the majority of the Company’s assets consist of commercial office investments and, as with any commercial real estate valuation protocol, the conclusion reached by the Company or, solely in the case that there is a conflict, the conclusion reached by the Company’s independent valuation expert, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. In instances where the Company determines that an independent appraisal of its real estate assets is necessary, including, but not limited to, instances where the Manager is unsure of its ability to accurately determine the estimated values of the Company’s commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, the Company may engage an appraiser that has expertise in appraising commercial real estate assets to act as its independent valuation expert. The independent valuation expert will not be responsible for, or prepare, the calculation of NAV per share. However, the Company may hire a third party to calculate, or assist with calculating, the NAV per share. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of the Company’s commercial real estate assets and investments.

In addition, for any given quarter, the Company’s published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on the Company’s portfolio is not immediately quantifiable. As a result, the quarterly calculation of NAV per share may not reflect the precise amount that might be paid for the shares of Common Stock in a market transaction, and any potential disparity in NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause NAV per share to change by 5% or more from the last disclosed NAV, the Company will disclose the updated NAV per share and the reason for the change in an Offering Circular supplement as promptly as reasonably practicable.

Historical NAV Information

Below is the NAV per share of Common Stock, as determined in accordance with the Company’s valuation policies, for the fiscal quarter ended September 30, 2022, and the four prior quarters thereof.

Date	NAV Per Share
September 30, 2021	$10.19
December 31, 2021	$10.15
March 31, 2022	$10.11
June 30, 2022	$9.67
September 30, 2022	$9.23

See our 253(g)(2) supplement filed with the SEC on September 20, 2022 for a discussion of the impact of the Panera non-renewal and other factors affecting NAV/purchase price.

Operating Partnership Distribution Deferral

On December 12, 2022, the board of directors of 1st stREIT Office Inc. (the “Company”) announced that certain limited partners (the “Deferring Limited Partners”) of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”) have agreed to defer receipt of cash distributions from the Operating Partnership (“Deferred Distribution Amount”) until further notice. The Limited Partnership Agreement of the Operating Partnership has been amended to reflect the terms of the deferral program related to the Deferred Distribution Amount.

The annualized Deferred Distribution Amount is expected to be approximately $1.3 million. We expect that the Operating Partnership will use these amounts (i) to pay dividends to the Company and the other limited partners of the Operating Partnership and (ii) as discussed below, fund capital improvements in our Laumeier Property in St. Louis, MO until the property is fully re-tenanted.

We expect that the Deferred Distribution Amount will be deferred until at least June 2024, or when the space being vacated by Panera is fully re-tenanted. The Deferring Limited Partners will be entitled to receive the Deferred Distribution Amount without interest upon a notice of request by the Deferring Limited Partner (“Notice”), and future dividends from the Company may be reduced in order to repay the Deferred Distribution Amount, although dividends will not be reduced below the level required to maintain our status as a REIT. The deferral will not otherwise affect the rights of any of the limited partners.

Any such Deferred Distribution Amount will be paid to a Deferring Limited Partner from available cash as determined by the Company, as general partner of the Operating Partnership, after giving consideration to the operating expenses and other obligations of the Operating Partnership at the time of the distribution (“Available Cash”).  In the event that there is insufficient Available Cash to pay the entire Deferred Distribution Amount after receipt of the Notice, the Deferring Limited Partner will receive quarterly payments to the extent of Available Cash as determined by the Company until the Deferred Distribution Amount is paid in full.

Additional Risk Factor

In connection with the Operating Partnership Distribution Deferral, the following risk factor is added to the “Risk Factors—Risks Related to an Investment in our Company” section of our Offering Circular:

If we cannot generate sufficient cash flow from operations to repay the Deferring Limited Partners, we will have less funds available for investments and payment of dividends.

We may not be able to generate sufficient cash flow from operations to repay the Deferring Limited Partners their Deferred Distribution Amount when requested by them. We could determine to use other sources to repay the Deferred Distribution Amount but if we do not, then we may determine to reduce the amount of your dividends until those amounts are fully repaid. If we utilize financings, the net proceeds from our offerings, or other sources other than our cash flow from operations to repay the Deferring Limited Partners, we will have less funds available for investments in real estate properties and other real estate-related assets and the number of real estate properties that we invest in and the overall return to our stockholders may be reduced. If we fund repayment of the Deferring Limited Partners from borrowings, our interest expense and other financing costs, as well as the repayment of such borrowings, will reduce our earnings and cash flow from operations available for distribution in future periods, and accordingly your overall return may be reduced. If we fund repayment of the Deferring Limited Partners from the sale of assets, this will affect our ability to generate cash flows from operations in future periods.

New Transfer Agent

Effective January 1, 2023, our new vendor Securitize will take over technology, anti-money laundering (AML), and know your customer (KYC) services from FundAmerica, and will replace Computershare as our transfer agent and administrator. Securitize is not participating as an underwriter of our offering and they will not solicit any investment in the Company, recommend the Company’s securities or provide investment advice to any prospective investor, or distribute this offering circular or other offering materials to investors. All share purchases for new investors of the Company will be processed by Securitize. Existing investors will have their current Computershare accounts transferred to Securitize on or about January 20, 2023. Computershare will process the January 10, 2023 dividend. After this date, existing investors will be unable to add more funds until the transition to Securitize is completed.